

June 11, 2013

Via E-mail
Michael H. Thaman
Chief Executive Officer
Owens Corning
One Owens Corning Parkway
Toledo, OH 43659

> **Re:**   **Owens Corning**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 20, 2013**
> **Response letter dated May 13, 2013**
> **File No. 1-33100**

Dear Mr. Thaman:

We have reviewed your response letter dated June 5, 2013 and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Audited Financial Statements

Note 24. Income Taxes, page 94

1. We note your response to comment one from our letter dated May 22, 2013. As previously requested, please show us how you will revise your future filings to clarify how many years you believe it would take you to achieve the level of projected future taxable income necessary to enable you to fully use your federal and state operating loss and tax credit carryforwards before they expire. To the extent the estimated recovery period differs for federal and state operating loss carryforwards, please indicate that fact in your revised disclosures.

2. We note that certain of your U.S. state loss carryforwards and foreign loss and tax credit carryforwards begin expiring in 2013. To provide a reader with a full understanding of the deferred tax assets at risk of not being utilized, please provide a smaller range of expiration dates and the amount of deferred tax assets set to expire within those ranges. For example, it

may be necessary to identify the amount of U.S. state loss carryforwards and foreign loss and tax carryforwards that expire in 2013, 2014 and 2015 and then identify several smaller ranges for years into the future.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney at (202) 551-3749 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief

CC: Via E-mail
        Kelly Schmidt, Vice President and Controller